恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

RECEIVED

Our Ref.: HASE/TL/HI/05266 [redacted]

10th December, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL [redacted]

08000849

Dear Sirs,

082-01561

Re: Group Reorganisation of Henderson Land Development Company Limited's Interests in The Hong Kong and China Gas Company Limited; Very Substantial Disposal and Connected Transaction; <u>Poll Results of Extraordinary General Meeting held on 7th December, 2007</u>

We enclose for your information a copy of the Company's announcement on 7th December, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 7 DECEMBER 2007

Reference is made to the joint announcement dated 2 October 2007 of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**"), the circular dated 20 October 2007 of the Company (the "**Circular**"), the joint announcement dated 7 November 2007 of HLD and the Company and the supplementary circular to the Circular dated 14 November 2007 of the Company (the "**Supplementary Circular**", and together with the Circular, the "**Circulars**"). Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Circulars.

POLL RESULTS

The voting results of the resolutions in respect of each of which a poll was taken at the Extraordinary General Meeting of the Company held on 7 December 2007 (the "**New EGM**") are as follows:-

	Resolutions	**Number of votes cast (Approximate percentage of number of votes cast)**	
		For	**Against**
1.	Ordinary Resolution No. 1* (to approve the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution)	548,498,423 (96.62%)	19,203,576 (3.38%)
2.	Special Resolution No. 2* (to approve the Share Premium Reduction)	2,564,564,725 (99.27%)	18,835,876 (0.73%)
Ordinary Resolution No. 1 was duly passed as an ordinary resolution and Special Resolution No. 2 was duly passed as a special resolution.			

* *as set out in the notice convening the New EGM.*

Notes:

(1) Tricor Standard Limited, the share registrar of the Company, was appointed as scrutineer for the vote-taking at the New EGM.

(2) As at the date of the New EGM, the total number of issued shares of the Company was 3,047,327,395 Shares, which was the total number of Shares entitling Shareholders to attend and vote on Special Resolution No. 2. HLD Group, which was interested or deemed to be interested in 2,070,473,859 Shares, had undertaken to vote in favour of that resolution. Elliott Capital Advisors, L.P. ("**Elliott**") had also undertaken to vote 297,487,122 Shares in which it was interested or deemed to be interested (the "**Elliott Shares**") in favour of that resolution. Accordingly, the total number of Shares entitling Shareholders to attend and vote for or against that resolution was 679,366,414 Shares. HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang (which held a total of 2,122,159,709 Shares as at the date of the New EGM) were required to abstain from voting on Ordinary Resolution No. 1 and they had done so at the New EGM. Elliott had undertaken to vote the Elliott Shares in favour of Ordinary Resolution No. 1. Accordingly, the total number of Shares entitling Shareholders to attend and vote for or against Ordinary Resolution No. 1 was 627,680,564 Shares. The total number of Shares entitling Shareholders to attend and vote only against the two resolutions was nil.

As both Ordinary Resolution No. 1 and Special Resolution No. 2 were passed, the Completion Distribution (i.e. a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (together with all rights under the Share Entitlement Note attributable to such entitlement) for each Share held by the Shareholders) and the Additional Cash Distribution (i.e. a cash distribution of HK$1.03 per Share) will be made upon Completion, which is expected to take place on Monday, 17 December 2007. Upon the Court approving the Share Premium Reduction and other conditions being fulfilled, the Further Distribution (i.e. a further cash distribution of HK$1.21 per Share) will also be made to the Shareholders. However, if the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made.

As previously announced by the Company, the register of members of the Company will be closed on Thursday, 13 December 2007, on which day no transfer of Shares will be registered. In order to qualify for the entitlements to the Completion Distribution and the Additional Cash Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Wednesday, 12 December 2007. **Accordingly, the last day for dealing in the Shares cum-entitlement to the Completion Distribution and the Additional Cash Distribution will be Monday, 10 December 2007, and the first day of dealing in the Shares ex-entitlement to the Completion Distribution and the Additional Cash Distribution will be Tuesday, 11 December 2007.** Subject to Completion having occurred, the share certificates for the HLD Shares representing the Completion Distribution to the Shareholders (other than Overseas Shareholders) and cheques for cash payments representing the Additional Cash Distribution and the Dividend Amount (i.e. HK$0.70 per HLD Share) to the Shareholders are expected to be despatched on Monday, 17 December 2007 and cheques for cash entitlements to the Overseas Shareholders pursuant to the Completion Distribution are expected to be despatched on or before Monday, 14 January 2008.

As stated in the Supplementary Circular, the dates of the events subsequent to the Completion, Completion Distribution and Additional Cash Distribution in the expected timetable set out in the Supplementary Circular, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may fix another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Further Distribution and other relevant dates as stated in the expected timetable set out in the Supplementary Circular may also change if the Court hearing date is changed. In case of any such changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 7 December 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END